Filed Pursuant to Rule 424(b)(5)
Registration No. 333-264844

AMENDMENT NO. 1

To Prospectus Supplement dated February 9, 2024

(To Prospectus dated May 20, 2022)

Up to $14,437,740

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends and supplements the information in the prospectus, dated May 20, 2022, filed as part of our registration statement on Form S-3 (File No. 333-264844) as previously supplemented by our prospectus supplement dated February 9, 2024, which we refer to together as the Prior Prospectus. The Prior Prospectus related to the offer and sale of shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $25,000,000 pursuant to the sales agreement we previously entered into with Leerink Partners LLC, or Leerink Partners, dated May 10, 2022. This Amendment should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Through March 11, 2025, we have sold approximately $10,562,260 of shares of our common stock in accordance with the sales agreement under the Prior Prospectus. We are filing this Amendment to amend and supplement the Prior Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this Amendment and the Prior Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, we currently may offer and sell from and after the date hereof shares of our common stock having an aggregate offering price of up to $14,437,740 under the sales agreement. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this Amendment and the Prior Prospectus are a part, we will file another amendment prior to selling such additional amounts.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “HOWL.” As of March 11, 2025, the aggregate market value of our outstanding shares of common stock held by non-affiliates was approximately $45,123,437 which was calculated based on 29,686,472 shares held by non-affiliates on such date and a price per share of $1.52, which was the closing price of our common stock on The Nasdaq Global Select Market on February 11, 2025. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our outstanding common stock held by non-affiliates remains below $75 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves risks. See “Risk Factors” on page S-7 of the Prior Prospectus and in the documents incorporated by reference in this Amendment and the Prior Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this Amendment or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Leerink Partners

March 11, 2025